Advanced Equities Late Stage Opportunities Fund I, LLC

311 S. Wacker Dr., Suite 1650

Chicago, IL 60606

Advanced Equities Late Stage Opportunities Fund I, LLC

Chief Compliance Officer

Direct Telephone: (312) 377-5290

Fax: (312) 377-5340

E-mail: saju.bahuleyan@advancedequities.com

May 13, 2013

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Kathy Churko

(202) 551-6387

RE:

Advanced Equities Late Stage Opportunities Fund I, LLC (the “Registrant”)

File No. 811-22214

Dear Ms. Churko:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Byron Crowe, President and Saju Bahuleyan, Chief Compliance Officer on Monday, April 15, 2013, with respect to the above-referenced Fund.  Your comments are set forth below and each is followed by the Registrant’s response.

N-CSR dated 6/30/09

Comment 1:

The Annual activity section states that the total value of the Force 10 Series A Preferred was $10,108,642. However the PORTFOLIO OF INVESTMENTS section states the value of only $1,081,114. Why was there such a large discrepancy?

Response:

In the annual activity section of Fund’s semi-annual report for June 30, 2009 filed on November 31, 2009 it stated; “The Fund’s 11,726,942 shares of Force 10 Networks Series E Preferred, with a cost of $10,108,624, were exchanged for 8,940 shares of Series A Preferred shares with a price of $1,130.7186, or a total of $10,108,642 in total value”.  The total value of $10,108,642 should have been characterized as the value of the shares on a tax basis.  This language was removed in our amended filing on November 18, 2011.

N-CSR dated 12/31/09

Comment 1:

The Annual Activity section states that at the direction of its members, $870,268.11 was ultimately invested by the Fund. 6,783 Series B shares at a price of $120.93 would only equate to $820,268.  Explain the discrepancy of $50,000?

Response:

In the section entitled Annual Activity in the Annual Report for the year ended December 31, 2009 Semi-Annual Report’s it was stated that;  “At the direction of its members, $870,268.11 was ultimately invested by the Fund to purchase 6,783 Series B shares a price $120.93 per share.”  There was a typographical error in the dollar amount of the investment, should have accurately been reflected as $820,268.11 not $870,268.11 as was originally stated in the letter.

N-CSR dated 12/31/11

Comment 1:

Under CAPITAL CONTRIBUTIONS AND DISTRIBUTIONS section of notes to the financial statements states, during the year ended December 31, 2011, the Fund sold all of its of its Series A-1 and Series B preferred stock and Series A-1 preferred stock warrants in Force10 Networks, Inc. (“Force10”) to Dell, Inc. (“Dell”). The total consideration received for these securities was $14,008,617. In the same sections it also states, the net sale proceeds after the escrow were $12,195,099. Explain the discrepancy.

Response:

In the December 31, 2011 Annual filings, in the section Notes to the Financial Statements under note 3 under the Section entitled Capital Contributions and Distributions it was stated that, “The net sale proceeds after the escrow were $12,195,099”.  To clarify, the total net proceeds from the sale were $14,008,617 of which Dell held back $1,806,350, in escrow, to be released in the future excluding any claims and the Shareholder Representative Services hold back of $7,168 minus any expenses incurred by SRS in the administration of the holdback funds.

N-CSR for the period of 12/31/09, 12/31/10, 12/31/11, 12/31/12

Comment 1:	What services did Gemini Fund Services (“GFS”) provide? What were the fees paid for these services and who paid the fees?
Response:

Gemini Fund Services (“GFS”) acts as the administrator for the fund.   In its administrator capacity, GFS prepared and in coordination with the independent auditor is responsible for printing of semi-annual and annual financial statements, filing with the SEC the N-SAR, N-CSR, NQ and N-PX. A one-time fee of $40,000 fee was paid for amended and past due filings for 2009 and 2010. For 2011 and 2012, the fund administration fees for these services were $30,000 annually.  These fees were paid by Advanced Equities Inc.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (312) 377-5290 if you should require any further information.

Sincerely,

/s/ Saju Bahuleyan

Chief Compliance Officer

Advanced Equities Late Stage Opportunities Fund I, LLC